UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Victory Energy Corporation

Full Name of Registrant

Former Name if Applicable

3355 Bee Caves Road, Suite 608

Address of Principal Executive Office (Street and Number)

Austin, Texas 78746

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's Quarterly Report on Form 10-Q for the period ended September 30, 2013 (the “Quarterly Report”) cannot be filed within the prescribed time. On November 12, 2013 the Company concluded a restatement of its Annual Report on Form 10-K for the year ended December 31, 2011 and its Quarterly Reports for each of the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012.  Together, this completed body of work impacted the timely filing of the Quarterly Report on Form 10-Q for the period ended March 31, 2013 and the Quarterly Report on Form 10-Q for the period ended June 30, 2013.   These two quarterly reports must be sequentially filed and therefore the Quarterly Report will be delayed until the prior reports are filed.

At this time, the Company anticipates filing all three quarterly reports prior to the 2013 annual report on Form 10-K.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kenneth Hill	(512)	347-7300
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes  ☒ No

Quarterly Report on Form 10-Q for the period ended March 31, 2013

Quarterly Report on Form 10-Q for the period ended June 30, 2013

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the restatement process of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Quarterly Reports for each of the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 has resulted in delays in obtaining and compiling the business and financial data necessary to complete the restatement and prepare the Company’s financial statements for the impacted periods. As a result, the Company has not yet finalized the results of operations for the impacted periods and is currently unable to provide a quantitative explanation of the anticipated change in its results of operations.

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Victory Energy Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 12, 2013	By:	/s/ Kenneth Hill
Chief Executive Officer

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